August 20, 2013

Rolaine S. Bancroft
Securities and Exchange Commission
Division of Corporation Finance
Office of Structured Finance
Washington, D.C. 20549

Re:    WFRBS Commercial Mortgage Trust 2011-C5
WFRBS Commercial Mortgage Trust 2012-C6
WFRBS Commercial Mortgage Trust 2012-C8
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File Nos. 333-172366-01, 333-172366-02 and 333-172366-03 (the “Filings”)

The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 13, 2013
File No. 025-00538

Liberty Island Group I LLC
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 11, 2013
File No. 025-01194

Dear Ms. Bancroft:

We are counsel to Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”).  We have reviewed your letter dated June 28, 2013 (the “Letter”) providing comments of the staff of the Division of Corporation Finance (the “Staff”) on the filings referenced above and have discussed the comments with various representatives of the Registrant.  We note that in addition to the Filings, the Letter also pertains to a Form ABS-15G filing by The Royal Bank of Scotland plc (the “RBS Filing”) and a Form ABS-15G filing by Liberty Island Group I LLC (the “Liberty Filing”).  Our letter does not address your comments on the RBS Filing or the Liberty Filing, which we understand will be addressed in a separate communication by the applicable party or its counsel.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

  Staff Comment #1

We note that with respect to each issuing entity that you are providing servicer assessments from multiple servicers. However, it is unclear why certain exhibits have been filed and why some have not. For instance:

•
We note that both CoreLogic Commercial Real Estate Services, Inc. and National Tax Search, LLC served as vendors for Wells Fargo Bank, N.A., as master servicer. With a view towards disclosure, please explain why you filed reports on assessment of compliance with servicing criteria for these vendors, in particular. We note that Wells Fargo Bank, N.A. has taken responsibility for assessing compliance with the servicing criteria applicable to other vendors.

Response:  Wells Fargo Bank, National Association, as master servicer under WFRBS Commercial Mortgage Trust 2011-C5, WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8 (in such capacities, the “Master Servicer”), has engaged National Tax Search, LLC, and CoreLogic Commercial Real Estate Services, Inc., to perform tax servicing functions for commercial mortgage loans serviced by the Master Servicer.  The responsibilities of these specific vendors include remitting tax payments received from the escrow accounts of borrowers to local taxing authorities.  Other services performed by these vendors include the reporting of tax amounts due, tax parcel verification, and non-escrow tax payment verification.  The services provided by these two vendors impact servicing criteria 1122(d)(4)(xi) and 1122(d)(4)(xii) of Regulation AB, and therefore such vendors could be considered  to be “servicers,” within the principles-based definition of Item 1101(j) of Regulation AB and the SEC’s Manual of Publicly Available Telephone Interpretations (Section 3, Item 1101(j)), because they are both considered “responsible for the management . . . of the pool assets,” by virtue of their role in tendering borrower property tax payments to taxing authorities.  As a result, and consistent with guidance provided in Section 17.06 of the Manual of Publicly Available Telephone Interpretations, the Master Servicer believes it is not permitted to take responsibility for assessing compliance with applicable servicing criteria 1122(d)(4)(xi) and 1122(d)(4)(xii) for National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. and therefore annually obtains reports on assessment of compliance with servicing criteria from these vendors.

Consistent with Section 17.06 of the Manual of Publicly Available Telephone Interpretations, the Master Servicer has elected to take responsibility for other vendors that are involved in servicing functions impacting the servicing criteria set forth in Items 1122(d)(1)(i), 1122(d)(3)(i)(A), 1122(d)(4)(i) and 1122(d)(4)(vi).  Some of the servicing functions performed by these vendors include inspections, assumption underwriting and lease review, credit investigation and background checks, and trigger monitoring.  The functions performed by these vendors do not rise to the level of “management of . . . pool assets;” accordingly, these vendors are not considered “servicers” within the above definition and therefore fall under Section 17.06 of the Manual of Publicly Available Telephone Interpretations, which provides guidance that the Master Servicer may take responsibility for assessing compliance with applicable servicing criteria for those vendors.  Consistent with that telephone interpretation, the Master Servicer maintains policies and procedures designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criteria applicable to the vendor.

•
For WFRBS Commercial Mortgage Trust 2012-C8, we note that two loans are serviced under the servicing criteria of a pooling and servicing agreement that is not incorporated by reference into that issuing entity’s form 10-K. With a view towards disclosure, please explain why these two loans are being serviced under a different pooling and servicing agreement and why this pooling and servicing agreement is not incorporated by reference in the WFRBS Commercial Mortgage Trust 2012-C8 form 10-K.

Response:  Each of the two loans referred to above, namely the Northridge Fashion Center Mortgage Loan and the Town Center at Cobb Mortgage Loan, is evidenced by two separate promissory notes and is structured as a loan combination where a pari passu portion of such mortgage loan was securitized in the WFRBS Commercial Mortgage Trust 2012-C7, File No. 333-177891-01, and the second pari passu portion of such mortgage loan was securitized in WFRBS Commercial Mortgage Trust 2012-C8.  Each of the Northridge Fashion Center Mortgage Loan and the Town Center at Cobb Mortgage Loan is primary serviced pursuant to the pooling and servicing for the WFRBS Commercial Mortgage Trust 2012-C7 transaction (the “WFRBS 2012-C7 Pooling and Servicing Agreement”) because that transaction was the first securitization transaction in which a portion of each of the two loans was included.  The Registrant will amend the Form 10-K filing for WFRBS Commercial Mortgage Trust 2012-C8 to incorporate by reference the WFRBS 2012-C7 Pooling and Servicing Agreement.

•
With a view towards disclosure, please explain why identical reports on assessment of compliance with servicing criteria were filed as separate exhibits. For example, in WFRBS Commercial Mortgage Trust 2012-C8, exhibits 33.11, 33.14 and 33.15 filed by Wells Fargo Bank, N.A. as master servicer are identical and the latter exhibits provide investors with no new information, even though they are labeled differently in the Form 10-K. In your response, please address all duplicative filings in each of the issuing entities and not just the example noted above.

Response:  Wells Fargo Bank, N.A. acted as the master servicer under the WFRBS 2012-C8 Pooling and Servicing Agreement as well as the master servicer under the WFRBS 2012-C7

Pooling and Servicing Agreement, pursuant to which it also acted as the primary servicer for the Northridge Fashion Center Mortgage Loan and the Town Center at Cobb Mortgage Loan.  Separate reports on assessment of compliance with servicing criteria were filed in an abundance of caution to ensure that the Registrant met the requirements under Items 1122 of Regulation AB and Exchange Act Rule 15d-18.  In future filings, the Registrant will not include duplicate exhibits if the applicable assessment of compliance with servicing criteria does not provide investors with additional information.

  Staff Comment #2

We note that Deutsche Bank’s report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(2)(iii) is excluded from the applicable servicing criteria as Deutsche Bank National Trust Company has concluded that it is not applicable to the activities that it performs with respect to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the trustee is one of the entities responsible for Item 1122(d)(2)(iii) with respect to the WFRBS Commercial Mortgage Trust 2011-C5 transaction. With a view towards disclosure, please explain why Deutsche Bank did not provide an assessment with respect to Item 1122(d)(2)(iii).

Response:  The Registrant received the response from Deutsche Bank National Trust Company attached hereto as Exhibit A in response to the above inquiries regarding its 2012 assessment of compliance with applicable servicing criteria for the WFRBS Commercial Mortgage Trust 2011-C5 transaction, the WFRBS Commercial Mortgage Trust 2012-C6 transaction and the WFRBS Commercial Mortgage Trust 2012-C8 transaction.  The response from Deutsche Bank National Trust Company also applies to Staff Comments 4 and 6 for WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8, respectively.

  Staff Comment #3

We note that Wells Fargo Bank, National Association’s report on their assessment of compliance with applicable servicing criteria does not include Item 1122(d)(4)(iii) as a servicing criteria that is applicable to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the custodian is one of the entities responsible for Item 1122(d)(4)(iii) with respect to the WFRBS Commercial Mortgage Trust 2011-C5 transaction. With a view towards disclosure, please explain why Wells Fargo, as custodian, did not provide an assessment with respect to Item 1122(d)(4)(iii).

Response:  The Registrant discussed the above inquiries regarding its 2012 assessment of compliance with applicable servicing criteria for the WFRBS Commercial Mortgage Trust 2011-C5 transaction, the WFRBS Commercial Mortgage Trust 2012-C6 transaction and the WFRBS

Commercial Mortgage Trust 2012-C8 transaction with representatives of Wells Fargo Bank, National Association, as custodian.  The same explanation below applies to Staff Comments 5 and 7 for WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8, respectively.

Wells Fargo, as custodian, inadvertently omitted Item 1122(d)(4)(iii) from its 2012 assessment of compliance with applicable servicing criteria for its custody services platform that was filed as Exhibit 33.8 on the Form 10-K relating to the 2012 reporting period filed for the WFRBS Commercial Mortgage Trust 2011-C5 transaction and the WFRBS Commercial Mortgage Trust 2012-C6 transaction, and as Exhibits 33.13, 33.18 and 33.19 on the Form 10-K relating to the 2012 reporting period filed for the WFRBS Commercial Mortgage Trust 2012-C8 transaction.

Wells Fargo, as custodian, confirmed to the Registrant that there were no “additions, substitutions or removals from the asset pools” in the reporting year 2012 for the WFRBS Commercial Mortgage Trust 2011-C5 transaction, the WFRBS Commercial Mortgage Trust 2012-C6 transaction, and the WFRBS Commercial Mortgage Trust 2012-C8 transaction.

With respect to future filings, to the extent there is any transaction in its custody services platform that requires Wells Fargo to assess to its compliance with Item 1122(d)(4)(iii), Wells Fargo, as custodian, has confirmed to the Registrant that it will ensure that it includes Item 1122(d)(4)(iii) as an applicable servicing criterion in any future assessment of compliance with applicable servicing criteria for such platform.

In addition, the Registrant received the letter attached hereto as Exhibit B (the “Notification Letter”) from Wells Fargo, as custodian, during the time the Registrant was investigating the Staff’s comments and preparing its response.  The Notification Letter describes certain issues beyond the omission of applicable servicing criteria 1122(d)(4)(iii) that Wells Fargo, as custodian, discovered with respect to its Original Assessment of Compliance (defined below).  In response to such issues, Wells Fargo, as custodian, enclosed with the Notification Letter an amended assessment of compliance with applicable servicing criteria (the “Amended Assessment of Compliance”) and an amended accountant’s attestation report from Wells Fargo’s independent accountant for the 2012 reporting period.

The Registrant intends to promptly file amended 2012 Form 10-K filings for all transactions (the “Current Reporting Transactions”) with which the original assessment and accountant’s attestation report from Wells Fargo’s independent accountant referenced in the Notification Letter (the “Original Assessment of Compliance”) was filed.  The amended Form 10-K filings will replace the Original Assessment of Compliance with the Amended Assessment of Compliance, which amended assessment and attestation updates the scope of the platform coverage of the Original Assessment of Compliance as described in the Notification Letter and includes coverage of Item 1122(d)(4)(iii).  The amended Form 10-K filings will include a brief explanation of the circumstances surrounding the need for the amended filings and attach a copy of the Notification Letter as an exhibit.

  Staff Comment #8

We note that the Forms ABS-15G filed by The Royal Bank of Scotland plc, as a securitizer of WFRBS Commercial Mortgage Trust 2011-C5, WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8 and Liberty Island Group I LLC, as a securitizer of WFRBS Commercial Mortgage Trust 2012-C6 and WFRBS Commercial Mortgage Trust 2012-C8, each include a footnote that they have “attempted to gather” information required by Rule 15Ga-1 by conducting specified actions “…among other things…” and that each securitizer cannot be certain that they have obtained all applicable Reporting Information. These statements do not clearly indicate whether all information required by Rule 15Ga-1 has been provided that can be acquired without unreasonable effort or expense. Please (1) confirm that, for the time periods covered by the above-referenced Form ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense.  Refer to Rule 15Ga-1(a)(2).

Response:  We have informed The Royal Bank of Scotland plc and Liberty Island Group I LLC of the Staff’s comment.  As noted above, we have not addressed this comment in our response and understand that each of those parties have or will address this comment in a separate communication from the applicable party or its counsel.

In responding to the Staff’s comments, the Registrant has authorized us to acknowledge on its behalf, and we hereby acknowledge, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Stuart N. Goldstein

Stuart N. Goldstein

cc:           Michelle Stasny
Securities and Exchange Commission
Jeff Blake, Esq.
Wells Fargo Commercial Mortgage Securities, Inc.
Anthony Sfarra
Wells Fargo Commercial Mortgage Securities, Inc.
Joseph Kelly, Esq.
Sidley Austin llp

Exhibit A

July 26, 2013

Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Securities, LLC
375 Park Avenue, 2nd Floor
JOI27-023
New York, New York 10152-023

Attention: Anthony Sfarra

Re:	WFRBS Commercial Mortgage Trust 2011-C5 WFRBS Commercial Mortgage Trust 2012-C6 WFRBS Commercial Mortgage Trust 2012-C8

Dear Mr. Sfarra:

Reference is made to that certain letter dated June 28, 2013 (the “Letter”) providing comments of the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission on the filings referenced above. The Letter included the following comment related to the assessment of compliance with applicable servicing criteria provided by Deutsche Bank Trust. Company Americas (“Deutsche Bank”) with respect to the above referenced transactions:

We note that Deutsche Bank’s report on their assessment of compliance with applicable servicing criteria states that Item 1122(d)(2)(iii) is excluded from the applicable servicing criteria as Deutsche Bank National Trust Company has concluded that it is not applicable to the activities that it performs with respect to the platform. However, the chart set forth on Schedule III to the pooling and servicing agreement shows that the trustee is one of the entities responsible for Item 1122(d)(2)(iii) with respect to the WFRBS Commercial Mortgage Trust 2011-C5 transaction. With a view towards disclosure, please explain why Deutsche Bank did not provide an assessment with respect to Item 1122(d)(2)(iii).

In response to the Letter, Deutsche Bank asserts that (i) Deutsche Bank’s platform-level assessment of compliance is for a platform consisting of the activities of its Trust & Securities Services division, which handles all of Deutsche Bank’s securitization trust administration activities; (ii) the “servicing activity” that would subject Deutsche Bank to Item 1122(d)(2)(iii) consists of its contingent duty, in certain transactions on the platform, to make advances after the failure on the part of the master servicer to timely make certain required advances or the occurrence of specified “events of default” (or “servicer termination events”) which trigger a duty for it to succeed to the duties of, and act as, the servicer or master servicer1; (iii) Deutsche Bank’s management determined, in connection with its assessments of compliance, that no failure on the part of any master servicer to make required advances had occurred and no events of default triggering such backup servicing duties had occurred for the reporting period, i.e., Deutsche Bank had not assumed the role of servicer/master servicer, and hence any servicing duties (including advancing duties), with respect to any transactions on the platform; and (iv) given that Deutsche Bank was not obligated to make any advances or otherwise assume the role of servicer/master servicer, and hence any servicing duties (including advancing duties), for any transactions on the platform during the reporting period, Deutsche Bank’s management believed it appropriate to exclude such activities from its assessments of compliance.

In response to the Letter, Deutsche Bank will include such contingent advance duties in its assessments of compliance in future years.

We believe that the foregoing is responsive to the Staff’s comments.

Very truly yours,

/s/ David Co
David Co
Director

1 For example, under Section 7.02 of the Pooling and Servicing Agreement for the WFRBS Series 2011-C5, WFRBS Series 2012-C6 and WFRBS 2012-C8 transactions, after the Master Servicer receives a notice of termination upon the occurrence of a “Servicer Termination Event,” the Trustee assumes all duties of the Master Servicer (subject to certain exclusions and protections), including the duty to make certain advances.

Exhibit B

Wells Fargo Bank, National Association 9062 Old Annapolis Rd. Columbia, Maryland 21045

Date:	August 13, 2013
To:	The Parties Set Forth on Schedule A
Re:	Notice Regarding Wells Fargo Document Custody Regulation AB 2012 Compliance Reports

The Document Custody Section of the Corporate Trust Services Division of Wells Fargo Bank, N.A. (such Document Custody Section is referred to in this letter as, “Wells Fargo”) writes this letter to notify you that Wells Fargo has issued a revised assessment of compliance and attestation for the Custody Platform relating to the year ended December 31, 2012.

Reference is made to (i) the assessment of compliance with applicable servicing criteria (Securities and Exchange Commission’s Regulation AB, Items 1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii), the “Applicable Servicing Criteria”) prepared by Wells Fargo as of and for the year ended December 31, 2012 and relating to the Custody Platform (defined below) (the “2012 Custody Assessment”), which reported no material instances of noncompliance, (ii) the attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm engaged by Wells Fargo to issue such attestation in connection with the 2012 Custody Assessment (the “2012 Custody Attestation”), (iii) the platform established and maintained by Wells Fargo, consisting of publicly-issued residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) transactions for which Wells Fargo provides document custody services (the “Custody Platform”), and (iv) the list of individual transactions constituting the Custody Platform (the “Transaction Listing”) maintained by Wells Fargo.

Such Transaction Listing was attached to a management representation letter and assertion issued by Wells Fargo each year to KPMG in connection with defining the Custody Platform.

Background

Wells Fargo has determined that, due to an administrative error, it inadvertently omitted from the Transaction Listing the transactions listed on Schedule B hereto for which you are the issuer/registrant.  The omission of these transactions started in the year the transaction closed and has continued through 2012.  Based on its Custody Platform description, Wells Fargo should have included these transactions on the Transaction Listing.

Wells Fargo has also determined that, due to the same administrative error, it also inadvertently omitted other CMBS transactions and RMBS transactions from the Transaction Listing.  For the 2012 reporting year, including the transactions on Schedule B hereto, there were a total of 101 CMBS and RMBS transactions omitted from the Transaction Listing.  The omission of these 101 transactions started in the year each transaction closed and has continued through 2012.  Based on its Custody Platform description, Wells Fargo should have included these 101 transactions on the Transaction Listing.  The 101 omitted transactions have been identified on Appendix A to the revised assessment discussed below and included with this notice.  Wells Fargo will notify all appropriate parties of the omission of these transactions.

Due to the omission of the 101 transactions from the Transaction Listing, such transactions were not part of the population of transactions subject to testing performed in connection with the 2012 Custody Attestation.  Aside from the omission itself of certain transactions from the Transaction Listing, management of Wells Fargo does not believe that the omission of the 101 transactions from the Transaction Listing affected the accuracy of its 2012 Custody Assessment including management’s assertion therein that for the 2012 reporting period Wells Fargo complied in all material respects with the Applicable Servicing Criteria.

In addition, Wells Fargo has determined that Item 1122(d)(4)(iii) was applicable to certain transactions in the Custody Platform, but was not previously identified as being applicable to the activities it performs with respect to the Custody Platform.  The affected transactions have been identified on Appendix A to the revised assessment discussed below.  Wells Fargo has determined though that there were no activities performed during the 2012 reporting period with respect to these transactions to which Item 1122(d)(4)(iii) is applicable, because there were no occurrences of events that would require Wells Fargo to perform such activities.

Issuance of Revised Reg AB Compliance Reports

Because of the above findings, Wells Fargo has determined that both the 2012 Custody Assessment and 2012 Custody Attestation were issued in error and thus the recipients of such reports should no longer rely upon such previously issued reports of Wells Fargo and KPMG.

As a result, Wells Fargo has enclosed with this notification a revised assessment of compliance with Applicable Servicing Criteria (that includes 1122(d)(4)(iii)) for the Custody Platform, including the previously omitted transactions, as of and for the year ended December 31, 2012.  Also enclosed is KPMG’s compliance attestation report on management’s revised assessment reflecting the results of procedures performed by KPMG.

Wells Fargo understands that the issuance of a revised 2012 assessment and attestation for the Custody Platform presents disclosure ramifications for transactions

2

currently subject to the reporting requirements of the 34’ Act.  Wells Fargo also understands that its omission of transactions from the Transaction Listing in prior years may raise disclosure questions as well. Wells Fargo would like to discuss these ramifications and questions as soon as possible with the issuer/registrant and its counsel and help develop an appropriate disclosure plan.  In addition, Wells Fargo will be available to participate in any calls needed to discuss the issue with the SEC Staff.

Wells Fargo is taking steps to ensure that there are no more omissions from any future Transaction Listing and will adopt such additional measures as necessary to prevent any such future omissions including among other things reorganizing and/or re-training personnel and instituting enhanced controls over the process related to the maintenance of the Transaction Listing.

If you have any questions about this notification, please do not hesitate to contact Carol Tracey at 321.632.9533; carol.j.tracey@wellsfargo.com.

WELLS FARGO BANK, N.A.

3

Schedule A

Via FedEx Overnight Delivery
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Securities, LLC
375 Park Avenue, 2nd Floor, J0127-023
New York, New York 10152-023,
Attention:  AJ Sfarra

Via FedEx Overnight Delivery
Jeff D. Blake, Esq.
Wells Fargo Law Department, D1053-300
301 South College St.
Charlotte, North Carolina 28288

Via Electronic Mail
Stuart N. Goldstein
David Burkholder
Cadwalader Wickersham & Taft LLP
stuart.goldstein@cwt.com
david.burkholder@cwt.com

Via Electronic Mail
Joseph Kelly, Esq.
Sidley Austin LLP
jkelly@sidley.com

Schedule B

Transactions Omitted from Transaction Listing
Transaction	Currently Subject to 34 Act Reporting?
Wells Fargo Commercial Mortgage Securities Inc. Commercial Mortgage Pass-Through Certificates, Series 2012-LC5	Yes
Wells Fargo Commercial Mortgage Securities Inc. Commercial Mortgage Pass-Through Certificates, Series 2012-C10	Yes
Wells Fargo Commercial Mortgage Securities Inc. Commercial Mortgage Pass-Through Certificates, Series 2012-C6	Yes
Wells Fargo Commercial Mortgage Securities, Inc. Commercial Mortgage Pass-Through Certificates, Series 2012-C8	Yes

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the management’s assessment, included in the accompanying Assessment of Compliance with the Applicable Servicing Criteria, that the Document Custody Section of the Corporate Trust Services division of Wells Fargo Bank, National Association (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January 1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Company) or any government sponsored entity (the Platform), as of and for the twelve months ended December 31, 2012.  Management has determined that servicing criteria 1122(d)(1)(iv), 1122(d)(4)(i), 1122(d)(4)(ii) and 1122(d)(4)(iii) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the document custody services provided by the Company with respect to the Platform.  With respect to the Platform, servicing criterion 1122(d)(4)(iii) is applicable only as it relates to the Company’s obligation to review and maintain the required loan documents related to any additions, removals or substitutions in accordance with the transaction agreements. With respect to applicable servicing criterion 1122(d)(4)(iii), the Company has determined that there were no activities performed during the year ended December 31, 2012 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities.  Appendix A to the Assessment of Compliance with the Applicable Servicing Criteria identifies the individual transactions and securities defined by management as constituting the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances.  Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria.  Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report.  Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

As discussed in Appendix B to the Company’s Assessment of Compliance with the Applicable Servicing Criteria, the Company has amended its assessment of compliance to include the applicable servicing criterion 1122(d)(4)(iii) and to include certain previously omitted transactions in its Platform.

In our opinion, management’s assessment that the Company complied with the aforementioned servicing criteria, as of and for the twelve months ended December 31, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
August 12, 2013

Wells Fargo Bank, N.A. Document Custody 1015 10th Avenue Southeast Minneapolis, MN 55414

ASSESSMENT OF COMPLIANCE WITH THE APPLICABLE SERVICING CRITERIA

Management of the Document Custody Section of the Corporate Trust Services division of Wells Fargo Bank, National Association (the “Company”) is responsible for assessing compliance with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission.  Management has determined that the servicing criteria are applicable in regard to the servicing platform for the period as follows:

Platform:
Publicly-issued (i.e., transaction-level reporting required under the Securities Exchange Act of 1934, as amended) residential mortgage-backed securities and commercial mortgage-backed securities issued on or after January 1, 2006 for which the Company provides document custody services, excluding any such securities issued by any agency or instrumentality of the U.S. government (other than the Federal Deposit Insurance Company) or any government sponsored entity (the “Platform”).  Appendix A identifies the individual transactions defined by the Company as constituting the Platform.

Period:  As of and for the twelve months ended December 31, 2012 (the “Period”).

Applicable Servicing Criteria:
The servicing criteria set forth in Item 1122(d)(1)(iv), 1122(d)(4)(i), 1122(d)(4)(ii) and 1122(d)(4)(iii), in regard to the activities performed by the Company with respect to the Platform (the “Applicable Servicing Criteria”).  With respect to the Platform, servicing criterion 1122(d)(4)(iii) is applicable only as it relates to the Company’s obligation to review and maintain the required loan documents related to any additions, removals or substitutions in accordance with the transaction agreements.  Management of the Company has determined that all other servicing criteria set forth in Item 1122(d) are not applicable to the Platform.

With respect to the Platform and the Period, the Company’s management provides the following assertion of compliance with respect to the Applicable Servicing Criteria:

1.  The Company’s management is responsible for assessing the Company’s compliance with the Applicable Servicing Criteria.

2.  The Company’s management has assessed the Company’s compliance with the Applicable Servicing Criteria.  In performing this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

3.  The Company has determined with respect to applicable servicing criterion 1122(d)(4)(iii) that there were no activities performed during the Period with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities.

4.  Based on such assessment as of and for the Period, the Company has complied, in all material respects with the Applicable Servicing Criteria.

As discussed in Appendix B, the Company has amended its Assessment of Compliance with the Applicable Servicing Criteria dated February 15, 2013 to include the applicable servicing criterion 1122(d)(4)(iii) and to include certain previously omitted transactions in its Platform.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report with respect to management’s assertion of compliance with the Applicable Servicing Criteria as of and for the Period.

WELLS FARGO BANK, National Association

By:	/s/ Shari L. Gillund
Shari L. Gillund

Title:	Senior Vice President
Dated:	August 12, 2013

Appendix A to the Company’s Assessment of Compliance with the Applicable Servicing Criteria

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
ABFC FFMLT2006-FFH1			BACM 2006-3	Y
ABFC2006-HE1			BACM 2006-4	Y
ABFC2006-OPT1			BACM 2006-6	Y
ABFC2006-OPT2			BACM 2007-2	Y
ABFC2006-OPT3			BACM 2007-3	Y
ABSC RFC 2007-HE1			BACM 2007-4	Y
ACE2006-ASAP1			BACM 2007-5	Y
ACE2006-ASAP2			BACM 2008-1	Y
ACE2006-ASAP3			BACM 2008-LS1	Y
ACE2006-ASAP4			BAFC 2006-B
ACE2006-ASAP5			BAFC 2006-C
ACE2006-ASAP6			BAFC 2006-E
ACE2006-ASL1			BAMC-ABFC2007-WMC1
ACE2006-CW1			BARC SABR2006-FR1
ACE2006-FM1			BARC SABR2006-OP1
ACE2006-FM2			BARC SABR2006-WM1
ACE2006-GP1			BARC SABR2006-WM2
ACE2006-HE1			BARC SABR2006-WM3
ACE2006-HE2			BARC, BCAP2006-AA2
ACE2006-HE3			BARC, BCAP2007-AA2
ACE2006-HE4			BARC, BCAP2007-AA3
ACE2006-OP1			BARC, SABR2006-FR2
ACE2006-OP2			BARC, SABR2006-FR3
ACE2006-SD1			BARC, SABR2006-FR4
ACE2006-SD2			BARC, SABR2006-HE1
ACE2006-SD3			BARC, SABR2006-HE2
ACE2006-SL1			BARC, SABR2006-NC1
ACE2006-SL2			BARC, SABR2006-WM4
ACE2006-SL3			BARC, SABR2007-BR2
ACE2006-SL4			BARC,BCAP2006-AA1
ACE2007-ASAP1			BARC-SABR2007-BR3
ACE2007-ASAP2			BCAP2007-AA1
ACE2007-ASL1			BCAP2007-AA4
ACE2007-HE1			BCAP2007-AA5
ACE2007-HE2			BCAP2007-AB1
ACE2007-HE3			BoAALT 2006-1
ACE2007-HE4			BoAALT 2006-2
ACE2007-HE5			BoAALT 2006-3
ACE2007-SL1			BoAALT 2006-4
ACE2007-SL2			BoAALT 2006-5
ACE2007-WM1			BoAALT 2006-6
ACE2007-WM2			BoAALT 2006-7
ARMT 2006-3			BoAALT 2006-8
BACM 2006-1	Y		BoAALT 2006-9

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
BOAALT 2007-1			BSALTA 2006-8
BoAALT 2007-2			BSALTA 2007-1
BoAMS 2006-1			BSALTA 2007-2
BoAMS 2006-2			BSALTA 2007-3
BoAMS 2006-3			BSART 2006-1
BoAMS 2006-A			BSART 2006-2
BoAMS 2006-B			BSART 2006-4
BOAMS 2007-1			BSART 2007-1
BoAMS 2007-2			BSART 2007-2
BOAMS 2007-3			BSART 2007-4
BOAMS 2007-4			BSART 2007-5
BSAAT 2007-1			BSMF 2006-AC1
BSABS 2006-2			BSMF 2006-AR1
BSABS 2006-3			BSMF 2006-AR2
BSABS 2006-4			BSMF 2006-AR3
BSABS 2006-AC1			BSMF 2006-AR4
BSABS 2006-AC2			BSMF 2006-AR5
BSABS 2006-AC3			BSMF 2006-SL1		Y
BSABS 2006-AC4			BSMF 2006-SL2		Y
BSABS 2006-AC5			BSMF 2006-SL3
BSABS 2006-IM1			BSMF 2006-SL4
BSABS 2006-SD1		Y	BSMF 2006-SL5
BSABS 2006-SD2		Y	BSMF 2006-SL6
BSABS 2006-SD3			BSMF 2007-AR1
BSABS 2006-SD4			BSMF 2007-AR2
BSABS 2006-ST1			BSMF 2007-AR3
BSABS 2007-1			BSMF 2007-AR4
BSABS 2007-2			BSMF 2007-AR5
BSABS 2007-AC1			BSMF 2007-SL1
BSABS 2007-AC2			BSMF 2007-SL2
BSABS 2007-AC3			BSSLT 2007-1		Y
BSABS 2007-AC4			CARR-2007-FRE1
BSABS 2007-AC5			CARR-2007-RFC1
BSABS 2007-AC6			Carrington 2006-FRE1
BSABS 2007-SD1			Carrington 2006-FRE2
BSABS 2007-SD2			Carrington 2006-OPT1
BSABS 2007-SD3			CCMT 2006-C5	Y
BSALTA 2006-1			CCMT 2008-C7	Y
BSALTA 2006-2			CD 2006-CD2	Y
BSALTA 2006-3			CD 2007-CD4	Y
BSALTA 2006-4			CD 2007-CD5	Y
BSALTA 2006-5			CMLT2006-RFC1
BSALTA 2006-6			CMLTI 2006-HE3
BSALTA 2006-7			CMLTI 2007-AR4

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
CMLTI 2007-AR5			CSMC 2007-3
CMLTI 2007-AR8			CSMC 2007-4
CMLTI 2007-WFHE2			CSMC 2007-6
CMLTI 2007-WFHE3			CSMC 2007-7
CMLTI 2007-WFHE4			DBALT2006-AB1
CMRA, PHH2008-CIM1			DBALT2006-AB2
CMSC 2007-5			DBALT2006-AB3
COBALT 2006-C1	Y		DBALT2006-AB4
COBALT 2007-C2	Y		DBALT2006-AF1
COBALT 2007-C3	Y		DBALT2006-AR1
COMM 2006-C7	Y		DBALT2006-AR2
COMM 2007-C9	Y		DBALT2006-AR3
COMM12-CCRE1	Y		DBALT2006-AR4
COMM12-CCRE2	Y		DBALT2006-AR5
COMM12-CCRE4	Y		DBALT2007-1
COMM12-CCRE5	Y		DBALT2007-2
CSAB 2006-1	Y		DBALT2007-3
CSAB 2006-2			DBALT2007-AB1
CSAB 2006-3			DBALT2007-AR1
CSAB 2006-4			DBALT2007-AR2
CSAB 2007-1			DBALT2007-AR3
CSFB 2006-C1	Y		DBALT2007-BAR1
CSFB 2006-C2	Y		DBALT2007-OA1
CSFB 2006-C3	Y		DBALT2007-OA2
CSFB 2006-C4	Y		DBALT2007-OA3
CSFB 2006-C5	Y		DBALT2007-OA4
CSFB 2007-C1	Y		DBALT2007-OA5
CSFB 2007-C2	Y		DBALT2007-RAMP1
CSFB 2007-C3	Y		DBALTL 2006-AR6
CSFB 2007-C4	Y		DBALTL 2006-OA1
CSFB 2007-C5	Y		DBUBS 11-LC3
CSFB 2008-C1	Y		FASC, 2006-FF16
CSFB ABSC 2006-HE3			FASC, 2006-FF8
CSFB ABSC 2006-HE5			FF 2006-FF1	Y
CSFB ARMT 2006-2			FFML 2006-FF5	Y
CSMC 2006-1			FFML2006-FF2
CSMC 2006-2			FFML2006-FF7
CSMC 2006-3			FFML2006-FF9
CSMC 2006-4			FREM, 2006-A
CSMC 2006-7			FREM, 2006-B
CSMC 2006-8			FREM, 2006-C
CSMC 2006-9			FREM, 2006-D
CSMC 2007-1			FREM, 2006-E
CSMC 2007-2			FSMC, 2006-1

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
FSMC, 2006-2			GSR 2006-AR2
FSMC, 2006-3			GSR 2007-AR1
FSMC, 2007-1			GSR 2007-AR2
GCMI, SV2006-OPT1			GSR 2007-HEL1
GCMI, SV2006-OPT2			HALO 2007-2
GCMI, SV2006-OPT3			HARBORVIEW 2007-2	Y
GCMI, SV2006-OPT4			HASCO 2006-OPT2	Y
GCMI, SV2006-OPT5			HASCO 2006-OPT1	Y
GCMI-HVIEW2007-4			HASCO 2006-OPT3	Y
GCMI-HVIEW2007-7			HASCO 2007-HE2	Y
GCMI-RBSGC2007-B			HASCO 2007-NC1	Y
GCMI-SV2007-OPT1			HASCO 2007-WF1	Y
GCMI-SV2007-OPT2			HASCO2006-OPT4
GCMI-SV2007-OPT3			HASCO2006-WMC1
GCMI-SV2007-OPT4			HEAT 2006-1
GCMI-SV2007-OPT5			HEAT 2006-3
GCMI-SV2007-WMC1			HEAT 2006-4
GECMC 2007-C1	Y		HEAT 2006-5
GMAC 2006-C1	Y		HEAT 2006-6
GNPT 2006-AR1			HEAT 2006-7
GNPT 2006-AR2			HEAT 2006-8
GNPT 2006-AR3			HEAT 2007-1
GS 2006-GG6	Y		HEAT 2007-2
GS 2006-GG8	Y		HEAT 2007-3
GS 2007-GG10	Y		HELT2007-FRE1
GSAA 2006-10			HEMT 2006-1
GSAA 2006-12			HEMT 2006-3
GSAA 2006-14			HEMT 2006-4
GSAA 2006-16			HSBA-FFML2006-FF11
GSAA 2006-18			HSBA-HALO2006-2
GSAA 2006-6			HSBA-HALO2007-1
GSAA 2006-8			HSBA-HALO2007-AR1
GSAA 2007-10			HSBA-HALO2007-AR2
GSAA 2007-4			HSBA-HALO2007-WF1
GSAA 2007-5			HSBA-HASCO2006-HE1
GSAA 2007-6			HSBA-HASCO2006-HE2
GSAA 2007-7			HSBA-HASCO2007-HE1
GSAA 2007-8			HSBA-HASCO2007-OPT1
GSAA 2007-9			JPM CHAS 2006-CIBC16	Y	Y
GSAMP 2006-S3			JPM CHAS 2007-CIBC18	Y	Y
GSMSC 12-GC6	Y		JPM CHAS 2007-CIBC20	Y	Y
GSMSC 12GCJ7	Y		JPM CHASE 2006-LDP6	Y
GSR 2006-5F			JPM CHASE 2007-C1	Y	Y
GSR 2006-AR1			JPM CHASE 2007-LDP10	Y

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
JPMC 12-CIBX	Y		LXS 2007-12N
JPMC 12-LC9	Y		LXS 2007-14H
JPMC 2011-C5	Y		LXS 2007-15N
JPMC 2012-C6	Y		LXS 2007-2N
JPMC 2012-C8	Y		LXS 2007-3
JPMORGAN 2006-LDP7	Y		LXS 2007-4N
LMT 2006-2			LXS 2007-6
LMT 2006-4			LXS 2007-8H
LMT 2006-5			LXS 2007-9
LMT 2006-7			MABS 2007-HE1
LMT 2006-8			MABS 2007-HE2
LMT 2007-10			MALT 2007-HF1
LMT 2007-2			MANA 2007-A1
LMT 2007-4			MANA 2007-A2
LMT 2007-5			MANA 2007-A3
LMT 2007-6			MANA 2007-AF1
LMT 2007-7			MANA 2007-F1
LMT 2007-8			MANA 2007-OAR1
LMT 2007-9			MANA 2007-OAR2
LMT 2008-2			MANA 2007-OAR3
LUMI2007-1			MANA 2007-OAR4
LUMI2007-2			MANA 2007-OAR5
LUMINENT 2006-2	Y		MARM 2007-3
LUMINENT 2006-7	Y		MARM 2007-HF1
LUMINENT2006-3			MARM 2007-HF2
LUMINENT2006-4			MASTR 2007-1
LUMINENT2006-5			MERR OWNIT 2006-2
LUMINENT2006-6			MLCC 2006-1
LXS 2006-01			MLCC 2006-2
LXS 2006-10N			MLCC 2006-3
LXS 2006-11			MLCC 2007-1
LXS 2006-12N			MLCC 2007-2
LXS 2006-13			MLCC 2007-3
LXS 2006-15			MLMBS 2007-1
LXS 2006-17			MLMBS 2007-2
LXS 2006-18N			MLMBS 2007-3
LXS 2006-19			MLMI 2006-A1
LXS 2006-20			MLMI 2006-A2
LXS 2006-3			MLMI 2006-A3
LXS 2006-5			MLMI 2006-A4
LXS 2006-7			MLMI 2006-AF1
LXS 2006-8			MLMI 2006-AF2
LXS 2007-1			MLMI 2006-F1
LXS 2007-11			MLMI 2006-FM1

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
MLMI 2006-HE1			MSCC HEL 2007-1
MLMI 2006-HE2			MSCC-2007-14AR
MLMI 2006-HE3			MSCI 2007-IQ15	Y	Y
MLMI 2006-OPT1			NAAC 2006-AP1	Y
MLMI 2006-RM1			NAAC 2006-AR1	Y
MLMI 2006-SL1			NAAC 2007-2	Y
MLMI 2006-SL2			NAAC2006-AF1
MLMI 2006-WMC1			NAAC2006-AF2
MLMI 2006-WMC2			NAAC2006-AR2
MLMI 2007-HE2			NAAC2006-AR3
MORG2012C5			NAAC2006-WF1
MRGN 2006-HE1			NAAC2007-1
MRGN, 2006-HE2			NAAC2007-3
MRGN, 2006-HE3			NCMC 2008-1
MRGN, 2006-HE4			NewCastle2007-1
MRGN, 2006-HE5			NHEL 2006-FM1	Y
MRGN, 2006-HE6			NHEL2006-FM2
MRGN, 2006-HE7			NHEL2006-HE1
MRGN, 2006-HE8			NHEL2006-HE2
MRGN, 2006-WMC1			NHEL2006-HE3
MRGN, 2006-WMC2			NHEL2006-WF1
MRGN, 2007-HE2			NOMU-NAAC2006-AR4
Mrgn, 2007-HE5			NOMU-NAAC2007-S2
Mrgn, 2007-HE6			NOMU-NHEL2006-AF1
MRGN, 2007-HE7			NOMU-NHEL2007-1
MRGN,2007-1			NOMU-NHEL2007-2
MRGN,2007-HE3			NOMU-NHEL2007-3
MRGN-ELAT2007-1			OOMLT 2006-1
MRGN-ELAT2007-2			OOMLT 2006-2
MRGN-MSSTI2007-1			OOMLT 2006-3
MSBAM 12-C6	Y		OPT1-2007-1
MSC 2006-IQ12	Y	Y	OPT1-2007-2
MSC 2007-HQ11	Y	Y	OPT1-2007-3
MSC 2007-HQ13	Y		OPT1-2007-4
MSCC 11-C3			OPT1-2007-5
MSCC 12-C4			OPT1-2007-6
MSCC 2006-11			OPT1-2007-CP1
MSCC 2006-3AR			OPT1-2007-FXD1
MSCC 2006-5AR			OPT1-2007-FXD2
MSCC 2006-6AR			OPT1-2007-HL1		Y
MSCC 2006-7			PC 2006-1	Y
MSCC 2006-8AR			PHH AM 2007-1
MSCC 2007-12			PHH AM 2007-2
MSCC 2007-13			PHH AM 2007-3

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
PHHMC 2008-CIM2			RFCO 2006-KS2
PRIME 2006-1			RFCO 2006-KS3
PRIME 2006-2			RFCO 2006-KS4
PRIME 2006-CL1			RFCO 2006-KS5
PRIME 2007-1			RFCO 2006-KS6
PRIME 2007-2			RFCO 2006-KS7
PRIME 2007-3			RFCO 2006-KS8
RAAC Series 2006-SP1	Y		RFCO 2006-KS9
Trust			RFCO 2006-NC2
RAAC Series 2006-SP2	Y		RFCO 2006-NC3
Trust			RFCO 2006-QA1
RAAC Series 2006-SP3	Y		RFCO 2006-QA10
Trust			RFCO 2006-QA11
RAAC Series 2006-SP4	Y		RFCO 2006-QA2
RAMP Series 2006-NC1 Trust	Y		RFCO 2006-QA3
RAMP Series 2007-RS2 Trust	Y		RFCO 2006-QA4
Renaissance 2006-1			RFCO 2006-QA5
Renaissance 2006-2			RFCO 2006-QA6
Renaissance 2006-3			RFCO 2006-QA7
Renaissance 2006-4			RFCO 2006-QA8
Renaissance 2007-1			RFCO 2006-QA9
Renaissance 2007-2			RFCO 2006-QH1
Renaissance 2007-3			RFCO 2006-QO1
RFC 2007-QH7			RFCO 2006-QO10
RFC 2007-QS9			RFCO 2006-QO2
RFCO 2006-EFC1			RFCO 2006-QO3
RFCO 2006-EFC2			RFCO 2006-QO4
RFCO 2006-EMX1			RFCO 2006-QO5
RFCO 2006-EMX3			RFCO 2006-QO6
RFCO 2006-EMX4			RFCO 2006-QO7
RFCO 2006-EMX5			RFCO 2006-QO8
RFCO 2006-EMX7			RFCO 2006-QO9
RFCO 2006-EMX8			RFCO 2006-QS1
RFCO 2006-EMX9			RFCO 2006-QS10
RFCO 2006-HI1			RFCO 2006-QS11
RFCO 2006-HI2			RFCO 2006-QS12
RFCO 2006-HI3			RFCO 2006-QS13
RFCO 2006-HI4			RFCO 2006-QS14
RFCO 2006-HI5			RFCO 2006-QS15
RFCO 2006-HSA1			RFCO 2006-QS16
RFCO 2006-HSA2			RFCO 2006-QS17
RFCO 2006-HSA4			RFCO 2006-QS18
RFCO 2006-HSA5			RFCO 2006-QS3
RFCO 2006-KS1			RFCO 2006-QS4

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
RFCO 2006-QS5			RFCO 2007-QH2
RFCO 2006-QS6			RFCO 2007-QH3
RFCO 2006-QS7			RFCO 2007-QH4
RFCO 2006-QS8			RFCO 2007-QH5
RFCO 2006-QS9			RFCO 2007-QH8
RFCO 2006-RS1			RFCO 2007-QH9
RFCO 2006-RS2			RFCO 2007-QO1
RFCO 2006-RS3			RFCO 2007-QO2
RFCO 2006-RS4			RFCO 2007-QO3
RFCO 2006-RS5			RFCO 2007-QO4
RFCO 2006-RS6			RFCO 2007-QO5
RFCO 2006-RZ1			RFCO 2007-QS1
RFCO 2006-RZ2			RFCO 2007-QS10
RFCO 2006-RZ3			RFCO 2007-QS11
RFCO 2006-RZ4			RFCO 2007-QS2
RFCO 2006-RZ5			RFCO 2007-QS3
RFCO 2006-S10			RFCO 2007-QS4
RFCO 2006-S11			RFCO 2007-QS5
RFCO 2006-S12			RFCO 2007-QS6
RFCO 2006-S2			RFCO 2007-QS7
RFCO 2006-S3			RFCO 2007-QS8
RFCO 2006-S4			RFCO 2007-RS1
RFCO 2006-S5			RFCO 2007-RZ1
RFCO 2006-S6			RFCO 2007-S1
RFCO 2006-S7			RFCO 2007-S2
RFCO 2006-S8			RFCO 2007-S3
RFCO 2006-S9			RFCO 2007-S4
RFCO 2006-SA1			RFCO 2007-S5
RFCO 2006-SA2			RFCO 2007-S6
RFCO 2006-SA4			RFCO 2007-S7
RFCO 2007-EMX1			RFCO 2007-S8
RFCO 2007-HI1			RFCO 2007-S9
RFCO 2007-HSA1			RFCO 2007-SA1
RFCO 2007-HSA2			RFCO 2007-SA2
RFCO 2007-HSA3			RFCO 2007-SA3
RFCO 2007-KS1			RFCO 2007-SA4
RFCO 2007-KS2			RFCO 2007-SP1
RFCO 2007-KS4			RFCO 2007-SP2
RFCO 2007-QA1			RFCO 2007-SP3
RFCO 2007-QA2			RFCO2007-QH6
RFCO 2007-QA3			RFMSI Series 2006-S1 Trust	Y
RFCO 2007-QA4			SABR2007-HE1
RFCO 2007-QA5			SACO 2006-10
RFCO 2007-QH1			SACO 2006-2

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
SACO 2006-3			SASCO 2006-3H
SACO 2006-4			SASCO 2006-BC1
SACO 2006-5			SASCO 2006-BC2
SACO 2006-6			SASCO 2006-BC3
SACO 2006-7			SASCO 2006-BC5
SACO 2006-9			SASCO 2006-BC6
SACO 2007-1			SASCO 2006-OPT1		Y
SACO 2007-2			SASCO 2006-WF1		Y
SAIL 2006-1			SASCO 2006-WF2
SAIL 2006-2			SASCO 2006-WF3
SAIL 2006-3			SASCO 2007-BC1
SAIL 2006-4			SASCO 2007-BC2
SAMI 2006-AR1			SASCO 2007-BC3
SAMI 2006-AR2			SASCO 2007-BC4
SAMI 2006-AR3			SASCO 2007-SC1
SAMI 2006-AR4			SASCO 2007-WF1
SAMI 2006-AR5			SASCO 2007-WF2
SAMI 2006-AR8			SASCO TIAA 2007-C4	Y	Y
SAMI 2007-AR1			SEMT 2011-1
SAMI 2007-AR2			SEMT 2011-2
SAMI 2007-AR3			SEMT 2012-1
SAMI 2007-AR4			SEMT 2012-2
SAMI 2007-AR5			SEMT 2012-3
SAMI 2007-AR6			SEMT 2012-4
SAMI 2007-AR7			SEMT 2012-5
SARM 2006-1			SEMT 2012-6
SARM 2006-11			SGMF 2006-FRE1
SARM 2006-12			SGMF 2006-OPT2
SARM 2006-2			SGMS 2006-FRE2
SARM 2006-3			SMTS 2006-1
SARM 2006-4			SMTS 2007-1
SARM 2006-5			SMTS 2007-2
SARM 2006-6			SMTS 2007-3
SARM 2006-7			SMTS 2007-4
SARM 2006-8			SMTS 2010-H1
SARM 2007-10			SQALT 2006-1
SARM 2007-11			STARM 2007-2
SARM 2007-3			STARM 2007-3
SARM 2007-4			UBS MABS 2006-AB1
SARM 2007-5			UBS MABS 2006-FRE1
SARM 2007-6			UBS MABS 2006-HE1
SARM 2007-7			UBS MABS 2006-HE2
SARM 2007-8			UBS MABS 2006-HE3
SARM 2007-9			UBS MABS 2006-HE4

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?	Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
UBS MABS 2006-HE5			WFMBS 2006-1
UBS MABS 2006-WMC1			WFMBS 2006-10
UBS MABS 2006-WMC2			WFMBS 2006-11
UBS MABS 2006-WMC3			WFMBS 2006-12
UBS MABS 2006-WMC4			WFMBS 2006-13
UBS MABS 2007-WMC1			WFMBS 2006-14
UBS MALT 2006-1			WFMBS 2006-15
UBS MALT 2006-2			WFMBS 2006-16
UBS MALT 2006-3			WFMBS 2006-17
UBS MALT 2007-1			WFMBS 2006-18
UBS MARM 2006-2			WFMBS 2006-19
UBS MARM 2006-OA1			WFMBS 2006-2
UBS MARM 2006-OA2			WFMBS 2006-20
UBS MARM 2007-1			WFMBS 2006-3
UBS MARM 2007-2			WFMBS 2006-4
UBS MASL 2006-1			WFMBS 2006-5
UBS MASTR 2006-1			WFMBS 2006-6
UBS MASTR 2006-2			WFMBS 2006-7
UBS MASTR 2006-3			WFMBS 2006-8
WACHOVIA 2006-C23	Y		WFMBS 2006-9
WACHOVIA 2006-C25	Y		WFMBS 2006-AR1
WACHOVIA 2006-C26	Y		WFMBS 2006-AR10
WACHOVIA 2006-C27	Y		WFMBS 2006-AR11
WACHOVIA 2006-C28	Y		WFMBS 2006-AR12
WACHOVIA 2006-C29	Y		WFMBS 2006-AR13
WACHOVIA 2007-30	Y		WFMBS 2006-AR14
WACHOVIA 2007-C31	Y		WFMBS 2006-AR15
WACHOVIA 2007-C32	Y		WFMBS 2006-AR16
WACHOVIA 2007-C33	Y		WFMBS 2006-AR17
WACHOVIA 2007-C34	Y		WFMBS 2006-AR18
WFALT 2007-AR5			WFMBS 2006-AR19
WFALT 2007-PA1			WFMBS 2006-AR2
WFALT 2007-PA2			WFMBS 2006-AR3
WFALT 2007-PA3			WFMBS 2006-AR4
WFALT 2007-PA4			WFMBS 2006-AR5
WFALT 2007-PA5			WFMBS 2006-AR6
WFALT 2007-PA6			WFMBS 2006-AR7
WFCM 12-LC5	Y	Y	WFMBS 2006-AR8
WFHET 2006-1			WFMBS 2007-1
WFHET 2006-2			WFMBS 2007-10
WFHET 2006-3			WFMBS 2007-11
WFHET 2007-1			WFMBS 2007-12
WFHET 2007-2			WFMBS 2007-13
WFHM 2007-M04			WFMBS 2007-14

Platform Transactions	Previously Omitted Transaction?	Subject to 1122(d)(4)(iii)?
WFMBS 2007-15
WFMBS 2007-16
WFMBS 2007-17
WFMBS 2007-2
WFMBS 2007-3
WFMBS 2007-4
WFMBS 2007-5
WFMBS 2007-6
WFMBS 2007-7
WFMBS 2007-8
WFMBS 2007-9
WFMBS 2007-AR10
WFMBS 2007-AR3
WFMBS 2007-AR4
WFMBS 2007-AR5
WFMBS 2007-AR6
WFMBS 2007-AR7
WFMBS 2007-AR8
WFMBS 2007-AR9
WFMBS 2008-1
WFMBS 2008-AR1
WFMBS 2008-AR2
WFRBS 11-C5		Y
WFRBS 12-C10	Y	Y
WFRBS 12-C6	Y	Y
WFRBS 12-C7	Y	Y
WFRBS 12-C8	Y	Y
WFRBS 12-C9	Y	Y
WMC-2006-1

Appendix B to the Company’s Assessment of Compliance with the Applicable Servicing Criteria

The Company has amended its assessment of compliance dated February 15, 2013 to include the applicable servicing criteria 1122(d)(4)(iii) and to include certain previously omitted transactions in its Platform.

The assessment herein has been amended to reflect the performance by the Company of the Securities and Exchange Commission’s Regulation AB Item 1122(d)(4)(iii) for the Period.  Although this criterion was previously deemed “not applicable” for the Period, the Company has determined that it is in fact applicable to the activities it performs with respect to the Platform, but there were no occurrences of events with respect to such criterion during the Period; and thus the assessment herein corrects the reporting of such performance.  The transactions to which criterion 1122(d)(4)(iii) apply are identified in Appendix A.

The assessment herein has been corrected to reflect the inclusion of certain previously omitted transactions in the Platform.  Based on the definition of the Platform, such previously omitted transactions and securities have been identified by management as part of the Platform.  The assessment herein includes the listing of the transactions and securities in Appendix A which were subject to the Company’s assessment that it complied in all material respects with the Applicable Servicing Criteria.  The previously omitted transactions have been identified in Appendix A.